Exhibit 99.1

PRESS RELEASE

ERYTECH Announces the Appointment of

Dr. Melanie Rolli to its Board of Directors

Lyon (France) and Cambridge, MA (U.S.), March 16, 2020 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced the appointment of Melanie Rolli, M.D., to its Board of Directors and the intention to propose the ratification of her appointment at ERYTECH’s next General Meeting of Shareholders. Dr. Rolli has more than 15 years of experience in the global biopharmaceutical and biotechnology industry, including in both Europe and the United States. Dr. Rolli’s appointment follows the resignation of Allene Diaz, who resigned from the Board effective September 30, 2019.

“We are very pleased to welcome Melanie to our Board of Directors,” commented Dr Jean-Paul Kress, Chairman of the Board of ERYTECH Pharma.“We look forward to working with her to develop ERYTECH’s business plans and strategy as ERYTECH advances its late-stage clinical programs and begins preparations for its transition into a commercial-stage company.”

“I am delighted to be joining ERYTECH‘s Board of Directors,” said Dr. Rolli. “It is an exciting time for ERYTECH as its lead product eryaspase is progressing through a pivotal Phase 3 clinical trial in one of the largest unmet medical needs in oncology. I look forward to working closely with the Board and leadership team in supporting the Company’s plans.”

Dr. Rolli currently serves as the Chief Executive Officer of PIQUR Therapeutics AG, a Basel, Switzerland-based clinical stage biotechology company dedicated to drug development of targeted therapies in various oncological and dermatological indications. Previously, she was at Novartis Pharmaceuticals AG for 14 years, where she held positions of increasing responsibilities across the Drug Development, Safety, and Medical Affairs functions. At Novartis, she spent eight years in the United States in global and local positions as the Medical Director in Primary Care, Respiratory, Women’s Health and Dermatology and Oncology franchises.

Prior to joining Novartis, she worked as a post-doctoral cancer research physician at SCRIPPS Research Institute for Molecular and Experimental Medicine in La Jolla, California, and as a clinicial and researcher in Germany.

Dr. Rolli graduated from the University of Heidelberg with a doctorate in medicine and pharmacology.

About ERYTECH and eryaspase: www.erytech.com

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 study in second-line acute lymphoblastic leukemia is ongoing in the Nordic countries of Europe.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its recently opened GMP manufacturing site in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

Forward-looking information

This press release contains forward-looking statements with respect to the clinical development plans of eryaspase, including ERYTECH’s plans for transition into a commercial-stage company. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding the ERYTECH’s business strategy including its clinical development of eryaspase; the status of the TRYbeCA1 trial including the timeline for patient enrollment, expansion of trial into the United States and intended activities with respect to the interim analysis; the potential of ERYTECH’s product pipeline; the timing of ERYTECH’s preclinical studies and clinical trials and announcements of data from those studies and trials; ERYTECH’s anticipated manufacturing capacity and ability to meet future demand and ERYTECH’s anticipated cash runway and sufficiency of cash resources. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2018 Document de Référence filed with the AMF in March 2019 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2019 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915 - 2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu

2